

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 22, 2009

Mr. Peter Sanchez
Chief Financial Officer
Atrisco Oil & Gas, LLC
1730 Montano Rd., N.W., Suite B
Albuquerque, New Mexico 87107

> **Re: Atrisco Oil & Gas, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **File No. 0-52246**

Dear Mr. Sanchez:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you have not filed interim reports for the fiscal quarters ended June 30, 2009 and September 30, 2009. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A without further delay.

Form 10-K for the Fiscal Year Ended December 31, 2008

<u>Report of Independent Public Accounting Firm, page F-2</u>

2.   The opinion paragraph of the report from your independent public accounting firm states that "…the financial statements referred to above present fairly, in all material respects, the financial position of Atrisco Oil and Gas, LLC as of December 31, 2007 and 2008 , and the results of its operations and its cash flows for the year then ended…" Please tell us why your auditor has only opined on the results of operations and cash flows for "the year then ended" rather than all periods audited.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief